

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2013

<u>Via E-mail</u>
Elisa D. Garcia
Executive Vice President, General Counsel, and Corporate Secretary
Office Depot, Inc.
6600 North Military Trail
Boca Raton, Florida 33496

> **Re: Office Depot, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 9, 2013**
> **File No. 333-187807**

Dear Ms. Garcia:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your disclosure that at the effective time of the first merger, each share of OfficeMax common stock issued and outstanding will be converted into one share of common stock of New OfficeMax and that the former holders of OfficeMax capital stock will own all of the outstanding shares of New OfficeMax. It does not appear that you plan to register this transaction. Please tell us how you have analyzed this transaction for purposes of compliance with Section 5 of the Securities Act of 1933, as amended. We may have further comment upon reviewing your response.

2. We note that Starboard Value and Opportunity Master Fund Ltd. and related entities filed a preliminary proxy statement on Schedule 14A on April 22, 2013 seeking to, among other things, remove up to four current directors of Office Depot. Please revise your registration statement to briefly describe these developments.

3. Please file the legal opinion, tax opinions and forms of proxy card as soon as practicable to allow us sufficient time to review such items before requesting acceleration of the registration statement.

Summary, page 8

Structure and Effects of the Transactions, page 9

4. Please include the diagrams beginning on page 59 in this section as well.

Risk Factors, page 35

5. Please add a risk factor regarding the potential volatility in the trading price of the combined company's common stock following the transactions contemplated by the Merger Agreement.

The Exchange Ratio is Fixed and Will not be Adjusted . . . ., page 37

6. Please revise this risk factor, or add a separate risk factor, to discuss the volatility in the trading prices of both Office Depot's and OfficeMax's common stock.

The Merger Agreement, page 141

7. We note your statement in the first sentence of the second paragraph of this section that "[t]he merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement and is not intended to provide any factual information about Office Depot or OfficeMax." Please revise this statement as necessary to remove any implication that the referenced merger agreement and summary thereof does not constitute disclosure under the federal securities laws. This comment also applies to your disclosure on page 214 that "[t]hese materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Office Depot, OfficeMax, or their business." Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1 2005).

Where You Can Find More Information, page 213

8. Please update this section to include the current reports on Form 8-K filed by Office Depot on January 4, 2013 and January 24, 2013 and the current reports on Form 8-K filed by OfficeMax on February 14, 2013 and February 22, 2013. Please also update this section to specifically incorporate by reference each current and periodic report filed since the filing of this registration statement. Please refer to Item 13(a)(2) of Form S-4.

Elisa D. Garcia
Office Depot, Inc.
May 7, 2013
Page 3

In addition, please specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the registration statement's effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

9. We note that one of the Office Depot filings incorporated by reference is "[t]he description of Office Depot common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions." Please revise the prospectus to specifically incorporate by reference the Section 12 registration statement to which you refer, and include the date on which such registration statement was filed.

Part II – Information Not Required in the Prospectus, page II-1

Item 22. Undertakings, page II-2

10. Please provide the undertakings required by Item 512(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Mario A. Ponce